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                             January 18, 2022

       Mark D. Roberson
       Chief Executive Officer
       Strong Global Entertainment, Inc.
       4201 Congress Street, Suite 175
       Charlotte, NC 28209

                                                        Re: Strong Global
Entertainment, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            CIK No. 0001893448

       Dear Mr. Roberson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your revisions in response to prior comment 4. Please file your supply contracts with AMC, IMAX and
Cinemark as exhibits or provide us your basis for not filing them pursuant to
Regulation S-K, Item 601(b)(10).
       Use of Proceeds, page 32

   2. Please revise to disclose here and in the risk factor on page 23 the estimated amount that you expect to spend in
order to bring the Joliette Plan into compliance with certain codes and environmental
permits.
 Mark D. Roberson
Strong Global Entertainment, Inc.
January 18, 2022
Page 2
Description of Securities, page 71

3. We note your revisions in response to prior comment 14 and reissue. We note that you refer shareholders to, in part, the applicable provisions of the BCBCA. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Consolidated Financial Statements
Note 4. Inventory, page F-16

4. Please address the following regarding your response to prior comment four:
           Please revise Note 4 or Management's Discussion and Analysis to quantify the percentage of your finished goods that reserved for impairment or obsolescence, and discuss the reasons this percentage is so high for the periods presented.
           To the extent you continue to believe that a tabular rollforward of your inventory reserves is not necessary, revise to provide a narrative rollforward that separately quantifies the components for each period presented.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                             Sincerely,
FirstName LastNameMark D. Roberson
                                                             Division of
Corporation Finance
Comapany NameStrong Global Entertainment, Inc.
                                                             Office of Life
Sciences
January 18, 2022 Page 2
cc:       Janeane R. Ferrari, Esq.
FirstName LastName